Exhibit 4

Works Council response to request

Date of request	14th of May 2019
Type of request/proposal	Notification
Subject	(Re)appointment of Non-Executive Directors
Requester	Ton Logtenberg, President, CEO & PFO
Response deadline	ASAP
Actual response date	20th of May 2019

Dear Mr. Logtenberg (Ton),

During the Works Council Meeting on the 14th of May 2019, you have notified the Works Council of the (Re-) appointment of the following Non-Executive Directors and discussed their professional background:

•	Appoint Dr. Sven (Bill) Ante Lundberg for a period of 4 years

•	Appoint Dr. Victor Sandor for a period of 4 years

•	Re-appoint Dr. Anand Mehra for a period of 4 years

•	Re-appoint Dr. John de Koning for a period of 4 years

The Works Council discussed this during their meeting on the 20th of May 2019. Please see below the outcome.

Outcome	The Works Council has determined their point of view and would like to advise that this notification has been acknowledged.

Remarks	None

Attachments	None

Kind regards,

Anastasia Vliet

On behalf of the Works Council:

Linda Kaldenberg: Chairman of the Works Council

Ron Schackmann: Secretary of the Works Council

Marko Tijsen: Works Council member

Steef Engels: Works Council member

Anastasia Vliet: Works Council member

WC response to request form; version 1.0